Sit Mutual Funds
Investment Presentation
March 31, 2019

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Sit Investment Associates

Outline of Presentation

Sit Investment Associates

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do. We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of March 31, 2019: $13.2 Billion

- Equity $2.2 Billion
- Fixed Income $11.0 Billion

- Institutional Separate Accounts $11.1 Billion
- Sit Mutual Funds $2.1 Billion

History

1981
- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

Sit Investment Associates

Investment Philosophy

Equity Management

➢ To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

➢ We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

➢ To attain consistent, superior risk-adjusted returns using a conservative investment style.

➢ We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	28	21
Kent L. Johnson, CFA	26	30
Ronald D. Sit, CFA	34	34
David A. Brown, CFA	24	21
Denise A. Anderson, Ph.D.	21	10
Joseph R. Eshoo	24	11
Michael T. Manns	32	5
Michael C. Marzolf	21	3
Tasha M. Murdoff	19	23
Mark A. Pepper	20	15
Raymond E. Sit	27	27
Robert W. Sit, CFA	27	27
Michael J. Stellmacher, CFA	28	18
Stacey M. Curme	22	26
Ningning Tang, CFA	15	11
Bradley W. Meyer	16	18
Lee J. Feltman, CFA	11	11
Eric M. Manthe	7	14
Nicholas D. Tich	11	14
Samuel K. V. Krawczyk	5	5

Total Years Investment Experience 418 Years
Average Years Investment Experience 20.9 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	28	21
Bryce A. Doty, CFA	28	23
Paul J. Jungquist, CFA, CPA	25	25
Mark H. Book, CFA, CMA	33	18
Kurt van Kuller, CFA	39	0
Christopher M. Rasmussen, CFA	18	20
Todd S. Emerson, CFA	24	12
Jessica A. Ersfeld, CFA	12	11
Michael C. Hubbard, CFA	13	7
Michael J. Reich, CFA	14	15
Kevin P. O'Brien, CFA	16	18
Jason B. Miller, CFA	11	5
Andrew J. Tich, CFA	11	12
Nick F. Ochsner, CFA	7	1
Joseph H. Lepinski	13	12
Marci A. Lorge	35	30
Brian R. Gilbert	24	24

Total Years Investment Experience 323 years
Average Years Investment Experience 20.2 years

Sit Investment Associates

Sɪᴛ Mᴜᴛᴜᴀʟ Fᴜɴᴅ Oꜰꜰᴇʀɪɴɢs



**Higher Risk
Higher Growth Potential**

● Developing Markets Growth Fund

● Small Cap Growth Fund
● International Growth Fund
● Mid Cap Growth Fund
● Large Cap Growth Fund
● ESG Growth Fund

GROWTH

● Small Cap Dividend Growth Fund

● Global Dividend Growth Fund
● Dividend Growth Fund

● Balanced Fund

GROWTH
& INCOME

● Tax-Free Income Fund
● Minnesota Tax-Free Income Fund
● U.S. Government Securities Fund
● Quality Income Fund

INCOME

**Lower Risk
Lower Growth Potential**

Sit Investment Associates

II. Dividend Growth & Balanced Funds

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Sit Investment Associates

Portfolio Objectives / Characteristics for
Dividend Growth, Global Dividend Growth, and Small Cap Dividend Growth Funds

➢ Equal proportion of growth companies that pay dividends and quality companies that pay a material dividend. Managers anticipate that all companies have the potential to increase their dividend.

➢ Investment universe: dividend-paying stocks across all sectors, geographies, and market capitalizations

➢ A dividend yield that exceeds (gross basis) each Fund's respective index

➢ Forecasted beta of approximately 0.90 for each Fund (source: Bloomberg Risk Analytics)

➢ Earnings per share growth rates similar to each Fund's respective index, but with lower fundamental valuations

➢ Above average "stability" for balance sheet, earnings, and cash flow measurements compared to each Fund's respective index

Sit Investment Associates

Dividend Growth Portfolios
(Dividend Growth, Global Dividend Growth, and Small Cap Dividend Growth Funds)

What Do Fund Managers Look For?

➤ The fundamental process includes a search for stocks of companies with:

- Growing earnings;

- Stable-to-improving margins;

- Global opportunities;

- A sustainable competitive advantage; and

- Experienced management

➤ The Funds look further for companies that exhibit characteristics that would encourage dividends and dividend growth:

- <u>Consistency</u> of earnings, cash flow generation

- Emphasis on <u>balance sheet strength,</u> includes low debt and strong cash flow;

- Shareholder "friendly" management teams committed to <u>returning excess capital</u> to shareholders; and

- High current <u>dividend yield</u> or potential for significant dividend increases over time.

 Sit Investment Associates

Valuations and Macro Backdrop Favor Dividend Growth over High Dividend Yield

High dividend growth stocks tend to outperform when rates rise; while high dividend yield stocks tend to underperform

Correlation of monthly total returns for S&P 500 top decile factors vs. changes in 10-year Treasury yields, 1986-present



Dividend Growth is still cheap - trades at a discount to Dividend Yield vs. a premium historically

Relative premium (discount) of High Dividend Growth vs. High Dividend Yield, based on median forward P/E of top decile of S&P 500 by each factor (1990-2/28/2018)



Source: Bank of America/Merrill Lynch 3/27/18

Sit Investment Associates

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



Legend:
- **Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.4% ***
- Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 5.4% *
- S&P 500 Equal-Weighted Total Return - Gain/Yr = 9.2% *

	December 1973 to March 2019		
	Dividend Paying Stocks*	**Non-Dividend Paying Stocks***	**Difference**
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	16.9%	19.4%	-2.5%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	13.9%	8.5%	5.4%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.
** Average annualized Q/Q US real GDP growth during the period = 3.0%.

* Based on geometric average of total returns from December 1973 to March 2019. Holdings equal-weighted and rebalanced quarterly.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Sit Investment Associates

SIT DIVIDEND GROWTH FUND
MARCH 31, 2019

INVESTMENT OBJECTIVES

The Sit Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;

- Income that exceeds the dividend yield of the S&P 500® Index; and

- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;

- A record of increasing dividend payments;

- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;

- Unique product or service;

- Growing product or service demand;

- Dominant and growing market share;

- Management experience and capabilities; and

- Strong financial condition.

SECTOR ALLOCATION (%)

Health Technology	15.9	Technology Services	7.0
Finance	15.4	Energy Minerals	6.0
Electronic Technology	10.2	Retail Trade	5.1
Producer Manufacturing	8.3	Sectors Less Than 5.0%	23.5
Consumer Non-Durables	7.5	Cash and Other Net Assets	1.1

TOP TEN HOLDINGS (%)

Microsoft Corp.	4.2	Home Depot, Inc.	2.4
Verizon Communications, Inc.	3.1	CenterPoint Energy, Inc.	2.2
Johnson & Johnson	2.9	UnitedHealth Group, Inc.	2.1
Apple, Inc.	2.6	Becton Dickinson and Co.	2.0
Broadcom, Inc.	2.4	Chevron Corp.	1.9

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth	13.9	13.4	31.4
S&P 500® Index	12.0	10.7	36.3
Russell 1000® Growth Index	13.5	11.5	30.7
Russell 1000® Value Index	9.1	7.3	38.3

Source for Balance Sheet/Profitability-Medians : FactSet

INVESTMENT STYLE

	Style		
Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

PORTFOLIO CHARACTERISTICS

Number of Holdings:	78
Forward Dividend Yield:	2.60%
Wtd. Avg. Market Cap:	$171.4 B
Median Market Cap:	$64.2 B
Turnover Rate:	38.5 %
Beta (vs. S&P 500® Index):	0.93

Sit Investment Associates

Sit Small Cap Dividend Growth Fund
March 31, 2019

INVESTMENT OBJECTIVES

The Sit Small Cap Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the Russell 2000® Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Small Cap Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	27.3	Health Technology	6.5
Producer Manufacturing	10.1	Commercial Services	5.8
Consumer Services	8.3	Utilities	4.1
Process Industries	8.2	Sectors Less Than 4.0%	20.7
Electronic Technology	7.3	Cash and Other Net Assets	1.7

TOP TEN HOLDINGS (%)

MKS Instruments, Inc.	2.7	Cabot Microelectronics Corp.	1.9
Mesa Laboratories, Inc.	2.3	Strategic Education, Inc.	1.9
Nexstar Media Group, Inc.	2.3	Axis Capital Holdings, Ltd.	1.8
Booz Allen Hamilton Holding Corp.	2.2	MSA Safety, Inc.	1.7
Monolithic Power Systems, Inc.	2.2	Encompass Health Corp.	1.7

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Small Cap Dividend Growth	10.0	5.5	15.3
Russell 2000® Index	4.7	3.6	3.6
Russell 2000® Growth Index	5.5	4.1	3.2
Russell 2000® Value Index	4.5	3.1	4.0

Source for Balance Sheet/Profitability-Medians : FactSet

INVESTMENT STYLE

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.3
S Share Assets (Millions):	$3.7
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$4.3
Median Market Cap (Billions):	$3.7
Turnover Rate:	21.7 %
Beta (vs. Russell 2000® Index):	0.84

Sit Investment Associates

SIT GLOBAL DIVIDEND GROWTH FUND
MARCH 31, 2019

INVESTMENT OBJECTIVES

The Sit Global Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the MSCI World Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Global Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies issued by U.S. and foreign companies. At least 30% of its net assets will be invested outside the U.S. Sit Global Dividend invests in companies that it deems financially strong and with the potential for growing dividend payments, growth, and long-term return based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	16.9	Process Industries	6.4
Producer Manufacturing	11.9	Electronic Technology	6.1
Consumer Non-Durables	9.7	Consumer Services	5.8
Health Technology	9.7	Sectors Less Than 5.0%	21.2
Technology Services	8.3	Cash and Other Net Assets	4.0

TOP TEN HOLDINGS (%)

Microsoft Corp.	5.2	Nestle SA	2.6
Verizon Communications, Inc.	3.2	Starbucks Corp.	2.5
JPMorgan Chase & Co.	3.0	Allianz SE, ADR	2.4
Johnson & Johnson	3.0	Union Pacific Corp.	2.4
Pfizer, Inc.	2.7	Apple, Inc.	2.3

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Global Dividend Growth	14.6	11.4	37.2
MSCI World	9.6	7.4	26.7
S&P 500® Index	13.2	9.8	36.9
MSCI EAFE	8.6	6.3	19.7

Source for Balance Sheet/Profitability-Medians : FactSet

INVESTMENT STYLE

COUNTRY ALLOCATION

United States	69.8
United Kingdom	6.3
Germany	6.1
Switzerland	3.3
Ireland	2.5
Spain	2.5
Netherlands	2.3
Canada	1.9
2 Countries Less Than 1.9%	1.3
Cash and Other Assets	4.0

PORTFOLIO CHARACTERISTICS

Number of Holdings:	68
Forward Dividend Yield:	2.95%
Wtd. Avg. Market Cap:	$186.3 B
Median Market Cap:	$69.0 B
Turnover Rate:	9.7 %
Beta (vs. MSCI World Index):	0.96

Sit Investment Associates

Sit Balanced Fund
March 31, 2019

INVESTMENT OBJECTIVES

The Sit Balanced objective is to generate:
- long-term capital appreciation of securities;
- preservation of principal; and
- provide regular income.

INVESTMENT STRATEGY

The Sit Balanced strategy to achieve its objectives is to invest in a diversified portfolio of stocks and bonds. Between 35% and 65% of the Fund's assets will be invested in common stocks and between 35% and 65% in fixed-income securities. This allocation of assets will vary over time in response to our evaluation of present and anticipated market and economic conditions.

To achieve long-term capital growth, the Sit Balanced Strategy invests in common stocks of growth companies with a capitalization of $5 billion or more at the time of purchase. Evaluation of a company's potential for above average long-term earnings and revenue growth, which we believe is the primary determinant of a company's potential for above average long-term earnings and revenue growth is based on these criteria:

- Unique product or service;
- growing product demand;
- dominant and growing market share;
- management experience and capabilities; and
- a company's strong financial condition.

To achieve its objectives of preservation of principal and providing regular income, the Sit Balanced Strategy invests in debt securities that may include the following:

- Mortgage-backed securities, including CMOs;
- Asset-backed securities;
- U.S. Treasuries;
- Corporate debt securities;
- Taxable municipal securities;
- Short-term debt obligations that, at the time of purchase, are primarily either rated investment-grade or, if unrated, determined to be of comparable quality.

TOP HOLDINGS (%)

Stocks		Bonds	
Company Name	**% of Net Assets**	**Company Name**	**% of Net Assets**
Visa, Inc.	2.7	San Francisco CFD No. 2014, 4.00%, 9/1/34	0.8
Microsoft Corp.	2.6	FNMA, 2.96%, 2/25/27	0.7
Alphabet, Inc.	2.4	Johnson & Johnson, 5.95%, 8/15/37	0.6
Apple, Inc.	2.3	FNMA, 3.34%, 2/1/28	0.5
Amazon.com, Inc.	2.2	FHLMC, 6.00%, 12/15/28	0.5

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Balanced	16.4	15.0	20.8
S&P 500® Index	12.0	10.7	36.3
Russell 1000® Growth Index	13.5	11.5	30.7
Russell 1000® Value Index	9.1	7.3	38.3

Source for Balance Sheet/Profitability-Medians : FactSet

EQUITY INVESTMENT STYLE

FIXED-INCOME INVESTMENT STYLE

PORTFOLIO ALLOCATION (%)

Stocks	62.0
Bonds	35.3
Cash and Other Net Assets	2.7

Sit Investment Associates

SIT BALANCED FUND PERFORMANCE RANKINGS
AS OF MARCH 31, 2019



Universe: Morningstar Allocation--50% to 70% Equity

	VT	RM	1 Year	Rk	3 Years	Rk	5 Years	Rk	7 Years	Rk	10 Years	Rk
5th percentile			8.23		9.87		7.61		9.13		12.01	
25th percentile			5.21		8.24		6.18		7.87		10.88	
Median			3.57		7.40		5.23		6.89		10.02	
75th percentile			2.29		6.54		4.37		6.00		9.21	
95th percentile			-0.03		5.03		2.84		4.38		8.03	
# of Observations			769		744		694		632		568	
Sit Investment Associates, Inc.	SA	GF	6.91	11	10.09	5	8.74	2	9.28	4	11.55	10

Source: EVESTMENT

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates

Sit Balanced Fund - Risk vs. Reward
Sit Balanced vs Universe Median – 5 years Ended 3/31/2019



Universe: Morningstar Allocation--50% to 70% Equity

	VT	RM	Returns	Standard Deviation	
◆ Sit	PF	NF	7.64	7.10	
+ Allocation--50% to 70% Equity	---	---	5.23	7.51	

Source: EVESTMENT

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

III. U. S. Government Securities Fund

Investment Philosophy, Objective and Strategy

- **The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.**

- **Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. Seasoned, high-coupon, mortgage pools with stable prepayment histories are favored. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.**

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that the Fund seeks. Fund managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities, and adjusted durations based on the expected average lives of individual securities. Fund managers do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Below is a list of the Fund's attributes for primary fixed income market risk measures:

- **Interest Rate Risk:** The Fund's duration is generally kept between 1 to 4 years.

- **Credit Risk:** Minimal. All securities are U.S. Treasury/Agency issues.

- **Prepayment Risk:** The mortgages favored by the Fund are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. These securities tend to have relatively short durations and therefore do not have the price risk of more traditional MBS issues.

- **Yield Curve Risk:** Fund managers do not make "bets" on the expected shape of the yield curve. Managers seek strong risk-adjusted returns from an emphasis on income, not on the direction of interest rates.

- **Call Risk:** Minimal. The Fund rarely uses callable securities.

Sit Investment Associates

AVERAGE ANNUAL TOTAL RETURNS AS OF MARCH 31, 2019

	1 Yr	3 Yrs	5 Yrs	10 Yrs	Since Inception*	30-Day SEC Yield
Sit U.S. Government Sec. Fund	**3.31**	**1.35**	**1.61**	**2.23**	**5.20**	**3.39**
Bloomberg Barclay's Intermediate Gov't.	3.79	0.97	1.65	2.00	5.36	

*The Sit U.S. Government Sec. Fund's inception was 6/2/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

SIT U.S. GOVERNMENT SECURITIES FUND
SECTOR WEIGHTINGS

	12/11	12/12	12/13	12/14	12/15	12/16	12/17	12/18	03/19	Bloomberg Barclays Interm Gov't Index 3/19
U.S. Treasury Bonds	2 %	1 %	0 %	1 %	4 %	2 %	1 %	1 %	1 %	97 %
U.S. Agency Bonds	0	3	0	0	0	0	0	0	0	3
Agency CMO's	51	45	47	48	53	50	51	54	54	0
TIPS	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	42	46	45	44	36	44	42	41	41	0
Asset Backed Securities	1	2	5	3	3	2	2	2	2	0
Cash	4	3	3	4	4	2	4	2	2	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration (years)	1.9	2.1	2.1	1.3	1.0	1.2	2.3	2.7	**3.1**	
Bloomberg Barclays Interm. Gov't. Duration (years)	3.8	3.6	3.6	3.7	3.8	3.9	3.8	3.8	**3.8**	
Sit Gov't. Fund 30-Day SEC Yield	3.2 %	1.7 %	1.1 %	3.1 %	2.8 %	2.3 %	2.7 %	3.2 %	**3.4 %**	
Bloomberg Barclays Interm. Gov't. Yield	0.7 %	0.6 %	1.1 %	1.2 %	1.5 %	1.7 %	2.1 %	2.5 %	**2.3 %**	

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

High coupon seasoned mortgages exhibit the most stable prepayments.



Sit Investment Associates

Seasoned Government Agency Mortgages - Simplified Example

Coupon	Purchase Cost		Par		Premium Paid
6.00%	$109,000	−	$100,000	=	$9,000

One Year Profit / Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$6,000	—	$0	=	$6,000	5.50%
2)	One-fifth is refinanced after 6 months	$5,400	—	$1,800	=	$3,600	3.30%
3)	Half is refinanced after 6 months	$4,500	—	$4,500	=	$0	0.00%
4)	All is refinanced after 6 months	$3,000	—	$9,000	=	-$6,000	-5.50%

Source: Sit Investment Associates, Inc.

Sit Investment Associates

SIT U.S. GOVERNMENT SECURITIES FUND
QUARTERLY RATES OF RETURN

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05**	2004	1.52	-0.58	1.87	0.52	3.35
1988	4.10	1.27	1.63	0.67	7.86	2005	0.13	1.97	-0.17	0.55	2.49
1989	1.45	4.72	1.27	3.21	11.04	2006	0.09	0.43	2.33	1.26	4.13
1990	0.32	4.02	1.44	4.83	10.97	2007	1.67	0.12	2.43	2.55	6.92
1991	2.54	1.05	4.73	4.01	12.87	2008	3.05	-0.17	0.99	1.19	5.13
1992	-0.77	3.50	2.13	0.52	5.43	2009	2.12	1.78	2.51	1.17	7.78
1993	2.77	1.90	1.26	1.23	7.34	2010	1.26	1.10	1.50	0.96	4.91
1994	0.19	-0.02	1.07	0.51	1.77	2011	0.74	1.50	0.43	0.03	2.72
1995	2.85	3.26	1.98	2.95	11.50	2012	0.99	0.73	0.85	0.07	2.67
1996	0.42	0.66	1.69	2.14	4.99	2013	-0.27	-1.48	-0.35	0.01	-2.08
1997	0.00	3.00	3.04	1.95	8.19	2014	0.63	0.35	0.60	0.62	2.22
1998	1.39	1.70	2.34	0.94	6.52	2015	0.78	-0.08	0.50	0.21	1.42
1999	0.00	0.04	0.85	0.47	1.37	2016	0.99	0.72	0.18	-1.19	0.69
2000	1.53	1.72	2.19	3.42	9.15	2017	1.25	0.45	0.21	0.35	1.33
2001	2.63	1.59	3.17	0.91	8.56	2018	-0.25	0.30	0.42	1.31	1.77
2002	0.72	2.33	1.87	0.77	5.79	2019	1.25	-	-	-	3.31
2003	0.53	0.23	0.00	0.42	1.19						

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

SIT U.S. GOVERNMENT SECURITIES FUND
MARCH 31, 2019

INVESTMENT OBJECTIVES

The Sit U.S. Government Securities objective seeks high current income and safety of principal.

INVESTMENT STRATEGY

The Sit Sit U.S. Government Securities strategy is to achieve its objectives by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities.

The Fund invests a substantial portion of its assets in pass-through securities. Pass-through securities are formed when mortgages or other debt instruments are pooled together and undivided interests in the pool are sold to investors, such as the Fund. Pass-through securities in which the Fund invests include mortgage-backed securities such as those issued by Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC). GNMA is an agency of the U.S. government and its securities are backed by the full faith and credit of the U.S. government. FNMA and FHLMC are U.S. government sponsored enterprises and their securities are backed by their credit. Other types of U.S. government securities in which the Fund may invest include U.S. Treasury securities, U.S. government agency collateralized mortgage obligations and other U.S. government agency securities.

SECTOR ALLOCATION (%)

CMO	56.2	Asset-Backed	2.1
FNMA Pass-Through	16.0	U.S. Treasury/Federal Agy.	2.0
GNMA Pass-Through	12.7	SBA Pass-Through	1.2
FHLMC Pass-Through	6.9	Cash & Other Net Assets	2.9

INVESTMENT STYLE

PORTFOLIO CHARACTERISTICS

Average Maturity:	18.1 Years
Effective Duration:	3.1 Years

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Sit Investment Associates

SIT U.S. GOV'T. SECURITIES FUND - RISK VS. REWARD
AS OF MARCH 31, 2019



Universe: Morningstar Short Government

	VT	RM	1 Year	Rk	3 Years	Rk	5 Years	Rk	7 Years	Rk	10 Years	Rk
5th percentile			3.12		1.27		1.60		1.30		2.44	
25th percentile			2.71		1.00		1.09		0.95		1.62	
Median			2.37		0.77		0.85		0.71		1.24	
75th percentile			1.97		0.41		0.59		0.38		0.85	
95th percentile			1.27		-0.07		0.15		-0.11		0.31	
# of Observations			107		107		107		104		96	
Bloomberg Barclays Index	IX	IX	4.20	1	1.07	18	2.15	1	1.79	1	2.44	6
Sit	PF	NF	3.31	2	1.36	4	1.62	4	1.18	11	2.23	12

Results displayed in USD.

Source: EVESTMENT

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates

Sit U.S. Government Securities Fund Historic NAV and 12-Month Distribution Rate



Sit U.S. Gov't Securities Fund Historic NAV



Sit U.S. Gov't Securities Fund 12-Month Distribution Rate

Source: Sit Investment Associates, Inc.

The 30-Day SEC Yield as of 3/31/2019 was 3.39%

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

Historic Interest Rate Levels
10-Year U.S. Treasury

10 Year Treasury Yield (Highlighting 7 Bear Markets) - 12/31/91 - 3/31/19



Source: Sit Investment Associates Inc.

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	3/31/2019
Sit U.S. Gov't. Securities Fund	1.77	11.5	4.99	8.19	6.52	1.37	9.15	8.56	5.79	1.19	3.35	2.49	4.13	6.92	5.13	7.78	4.91	2.72	2.67	-2.1	2.22	1.42	0.69	1.33	1.77	1.25
Bloom. Barc. Inter. Gov't. Bond Index	-1.8	14.4	4.06	7.72	8.49	0.49	10.5	8.42	9.64	2.29	2.33	1.68	3.84	8.47	10.4	-0.3	4.98	6.08	1.73	-1.3	2.52	1.18	1.05	1.14	1.43	1.58

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance.

Sit Investment Associates

IV. Tax-Exempt Funds
- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund

Sit Tax-Exempt Funds' Investment Strategy

The investment objective is to <u>maximize after-tax income</u> by placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher-yielding sectors of the tax-exempt market
- Minimization of capital gains; lower turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases through a network of over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call date

Sit Tax-Exempt Funds' Risk Control

Portfolio managers control risk for the tax-exempt funds by:

- Maintaining portfolio durations within a specified range of their benchmark
- Minimizing credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after internal research.
- Minimizing liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintaining a broad issue and geographic diversification with our tax-exempt bond security selections with an average holding of less than one percent of the total portfolio

Sit Investment Associates

Sit Tax-Free Income Fund Average Annual Total Returns
As Of March 31, 2019

	1 Yr	3 Yrs	5 Yrs	10 Yrs	Since Inception*	30-Day SEC Yield
Sit Tax-Free Income Fund	**3.67**	**3.32**	**4.88**	**6.23**	**5.19**	**2.67**
Bloomberg Barclay's 5-Yr Muni	4.42	1.79	2.23	3.12	4.92	

*The Sit Tax-Free Income Fund's inception was 9/29/88

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

FIVE LARGEST NATIONAL FUNDS' YIELD AND DURATION
COMPARED TO SIT TAX-FREE INCOME FUND
As of March 31, 2019



Average Annual Total Returns (%) as of March 31, 2019

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income Fund (SNTIX)	**3.7**	**3.3**	**4.9**	**6.2**	**5.2**
American Funds Tax-Exempt (AFTEX)	4.7	2.6	3.7	5.1	N/A
BlackRock National Municipal (MDNLX)	4.3	2.5	3.5	5.3	N/A
BlackRock Strategic Muni Opps (MEMTX)	3.5	3.5	4.0	5.3	N/A
Fidelity Advisor® Interm Muni (FZIAX)	4.4	1.8	2.4	3.2	N/A
Vanguard Interm-Term Tx-Ex Inv (VWITX)	5.1	2.3	3.2	4.1	N/A
Bloomberg Barclays 5-Year Municipal Index	4.4	1.8	2.2	3.1	4.9
Morningstar Muni National Intermediate Average	4.4	1.9	2.8	N/A	N/A

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Tax‑Free Income Fund
March 31, 2019

INVESTMENT OBJECTIVES

The Sit Tax-Free Income objective seeks high current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Tax-Free Income strategy is to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia, and their political subdivisions, agencies, and instrumentalities.

The Fund invests both in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source, and in general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality. The Fund generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	12.6	AAA	0.0
AA	35.1	AA	0.1
A	17.3	A	0.0
BBB	7.6	BBB	0.8
Less than BBB	2.0	BB	15.3
Non-Rated	19.5	Less than BB	3.3
Cash and Other Net Assets	5.9		

SECTOR ALLOCATION (%)

Single Family Mortgage	25.9	General Obligation	6.1
Multi Family Mortgage	21.0	Hospital / Health Care	5.1
Other Revenue	9.4	Investment Companies	3.6
Insured	7.3	Sectors Less Than 3.0%	8.7
Education/Student Loan	7.0	Cash and Other Net Assets	5.9

INVESTMENT STYLE

PORTFOLIO CHARACTERISTICS

Average Maturity:	18.0 Years
Duration to Estimated Avg. Life:	4.3 Years

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Sit Investment Associates

Sit Tax-Free Fund Historic NAV Vs. 12-Month Distribution Rate

As of March 31, 2019

Sit Tax-Free Income Fund Historic NAV



Sit Tax-Free Income Fund 12-Month Distribution Rate



Source: Sit Investment Associates Inc.

The 30-Day SEC Yield as of 3/31/2019 was 2.67%

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

SIT TAX-FREE INCOME FUND
PORTFOLIO CHARACTERISTICS
(% NET ASSETS)

QUALITY - RATED	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Mar-19
AAA	30.8%	30.6%	31.6%	24.2%	11.7%	9.5%	9.6%	8.4%	8.0%	9.9%	11.1%	11.2%	10.7%	12.6%	12.7%	12.5%
AA	5.5	4.4	3.1	8.6	8.0	11.7	12.2	22.9	28.3	23.6	27.8	29.8	29.9	31.9	35.1	35.1
A	26.2	21.2	16.5	12.1	11.8	16.9	17.1	18.5	20.9	23.9	23.0	21.6	22.2	19.8	16.9	17.2
BBB	30.4	33.7	30.0	26.9	27.6	18.5	25.5	16.7	15.2	10.0	7.5	5.5	4.3	4.7	7.0	7.4
<BBB	3.1	3.6	2.6	4.7	5.0	6.7	5.7	6.4	5.7	6.6	5.2	3.8	3.7	3.5	2.2	2.0
CASH EQUIVALENTS	4.0	6.5	1.6	-0.4	1.9	3.7	1.1	4.0	0.9	6.8	2.7	5.5	7.0	5.3	5.7	5.6
TOTAL RATED	**100.0%**	**100.0%**	**85.4%**	**76.1%**	**66.0%**	**67.0%**	**71.2%**	**76.9%**	**79.0%**	**80.8%**	**77.3%**	**77.4%**	**77.8%**	**77.8%**	**79.6%**	**79.8%**
NON-RATED																
(SIT INTERNAL RATINGS)																
(AAA)	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	0.0	0.0	0.0	0.0	0.0	0.3	1.9	1.7	1.5	1.6	1.4	1.3	0.2	0.2	0.1	0.1
(A)	0.0	0.0	2.2	3.3	2.8	2.7	1.1	0.8	0.8	0.0	0.0	0.2	0.1	0.0	0.0	0.0
(BBB)	0.0	0.0	3.8	5.9	5.1	6.5	7.4	5.3	4.8	3.3	2.4	1.4	1.6	0.5	0.7	0.7
(<BBB)	0.0	0.0	8.6	14.7	26.1	23.5	18.0	14.9	13.9	14.3	18.9	19.7	20.3	22.1	19.6	19.4
(TOTAL NON-RATED)	**0.0**	**0.0**	**14.6**	**23.9**	**34.0**	**33.0**	**28.8**	**23.1**	**21.0**	**19.2**	**22.7**	**22.6**	**22.2**	**22.2**	**20.4**	**20.2**
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A1 / A+	A1 / A+	A2 / A	A3 / A-	Baa1/BBB+	Baa1 / BBB+	Baa1 / BBB+	A3 / A-	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A

PORTFOLIO COMPOSITION	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Mar-19
SINGLE FAMILY HOUSING	1.9%	1.0%	1.4%	4.5%	7.6%	10.3%	10.9%	13.0%	17.2%	19.4%	23.0%	22.4%	21.6%	25.0%	26.0%	25.7%
MULTI-FAMILYL HOUSING	18.4%	15.4%	14.5%	15.3%	14.0%	14.0%	12.5%	11.5%	16.2%	15.3%	18.3%	19.6%	21.7%	23.7%	22.2%	21.2%
HOSPITAL	18.5	18.5	20.2	21.3	20.7	16.1	14.7	12.2	9.5	6.0	6.0	4.5	4.2	5.1	5.1	5.1
IDR/PCR	9.3	8.9	5.5	4.5	4.2	4.5	4.0	2.3	1.7	1.6	0.9	0.7	0.5	0.1	0.1	0.1
EDUCATION	4.3	3.9	7.8	10.2	11.2	11.2	15.4	14.2	12.0	10.3	9.9	8.3	7.6	6.4	7.4	7.0
LEASES	1.5	1.2	0.7	0.4	0.8	2.3	1.7	0.9	0.4	0.7	0.9	0.8	1.2	1.3	1.4	1.6
INSURED	22.0	21.5	22.2	17.2	5.8	2.7	3.2	3.5	3.2	2.6	5.0	4.9	4.1	3.7	3.9	3.9
INSURED G.O.	N/A	2.1	2.6	3.1	1.0	0.7	1.0	2.5	3.1	3.4	3.1	2.0	2.3	1.8	2.8	3.4
GENERAL OBLIGATION	0.7	0.4	1.0	1.7	1.6	3.3	2.7	4.8	6.2	6.6	6.5	5.9	6.2	6.0	5.7	6.1
UTILITIES	2.7	3.0	1.5	1.1	2.3	2.3	2.1	3.2	4.7	3.2	2.2	2.8	1.3	1.5	0.6	1.2
MUTUAL FUNDS	0.2	0.6	0.7	3.7	6.1	7.4	6.6	7.6	6.0	6.0	6.2	6.1	5.5	3.7	3.6	3.6
ESC. TO MAT/PRE REF	1.1	2.4	4.4	1.9	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.2	1.0	1.8	2.5	2.4
PUBLIC FACILITIES	1.3	1.2	0.8	1.0	2.6	2.8	1.8	1.3	1.2	1.0	0.0	0.4	0.0	0.6	0.2	0.2
OTHER REVENUE	12.3	12.3	14.2	13.1	18.9	16.7	17.4	15.5	14.6	13.6	12.2	12.5	11.6	9.9	9.5	9.5
TRANSPORTATION	0.9	0.6	0.5	0.6	0.6	1.2	3.1	1.9	1.0	2.4	2.7	2.7	2.9	2.7	1.5	1.7
SALES	0.9	0.5	0.4	0.8	0.7	0.8	1.4	1.7	2.1	1.1	0.3	0.6	1.3	1.4	1.8	1.7
CASH EQUIVALENTS	4.0	6.5	1.6	-0.4	1.9	3.7	1.1	3.9	0.9	6.8	2.8	5.6	7.0	5.3	5.7	5.6
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	12.6	11.6	14.0	15.4	15.1	15.1	15.7	16.1	17.9	16.9	17.6	17.0	16.8	17.4	18.1	18.0
WEIGHTED AVG CPN	5.5	5.3	5.3	5.3	5.3	5.1	5.4	5.0	4.8	4.5	4.6	4.5	4.4	4.4	4.4	4.4
DUR TO AVG LIFE (Yrs)	3.4	3.2	3.9	4.8	5.6	5.6	6.3	6.1	6.2	6.7	5.9	5.7	5.7	4.1	4.3	4.3
BLOOMBERG BARCLAYS 5-YR YLD TO WORST	2.9	3.5	3.7	3.4	3.0	2.2	2.3	1.5	1.2	1.7	1.5	1.5	2.1	1.9	2.2	1.8

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

SIT MINNESOTA TAX-FREE INCOME FUND
AVERAGE ANNUAL TOTAL RETURNS AS OF MARCH 31, 2019

	1 Yr	3 Yrs	5 Yrs	10 Yrs	Since Inception*	30-Day SEC Yield
Sit Minnesota Tax-Free Income Fund	**4.15**	**2.66**	**3.69**	**5.35**	**4.66**	**2.60**
Bloomberg Barclay's 5-Yr Muni	4.42	1.79	2.23	3.12	4.22	

*The Sit Minnesota Tax-Free Income Fund's inception was 12/1/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Five Largest Minnesota Tax-Exempt Mutual Funds' Yields and Duration

As of March 31, 2019



Average Annual Total Returns (%) as of March 31, 2019	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	**4.2**	**2.7**	**3.7**	**5.4**	**4.7**
Columbia MN Tax-Exempt Fund (IMNTX)	4.3	2.3	3.6	4.8	N/A
Delaware Tax-Free MN Fund (DEFFX)	4.0	2.1	3.3	4.3	N/A
Fidelity MN Municipal Income Fund (FIMIX)	4.7	2.0	2.9	3.6	N/A
Franklin MN Tax-Free Income Fund (FMNQX)	3.9	1.6	2.5	3.4	N/A
Bloomberg Barclays 5-Year Municipal Bond Index	4.4	1.8	2.2	3.1	4.2
Morningstar Muni Minnesota Average	3.8	1.8	2.8	N/A	N/A

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Minnesota Tax-Free Income Fund
March 31, 2019

INVESTMENT OBJECTIVES

The Sit Minnesota Tax-Free Income objective seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Minnesota Tax-Free Income strategy to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, Sit Minnesota Tax-Free Income invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Sit Minnesota Tax-Free Income may invest up to 20% of its assets in securities that generate interest income subject to both Minnesota and federal alternative minimum tax ("AMT"). Investors subject to AMT treat the Fund's income subject to AMT as an item of tax preference in computing their alternative minimum taxable income.

Sit Minnesota Tax-Free Income substantially invests in municipal securities issued by the state of Minnesota and its political subdivisions. Sit Minnesota Tax-Free Income invests in both general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality, and in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source. Sit Minnesota Tax-Free Income generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	11.4	AAA	0.0
AA	27.6	AA	0.0
A	15.4	A	1.4
BBB	8.8	BBB	4.9
Less than BBB	6.1	BB	17.7
Non-Rated	25.4	Less than BB	1.4
Cash and Other Net Assets	5.3		

SECTOR ALLOCATION (%)

Multi Family Mortgage	19.4	Municipal Lease	5.2
Single Family Mortgage	16.9	Other Revenue	4.5
Hospital / Health Care	15.7	Utility	3.5
Education/Student Loan	13.2	Sectors Less Than 3.5%	7.6
General Obligation	8.7	Cash and Other Net Assets	5.3

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High			
Mid		■	
Low			

PORTFOLIO CHARACTERISTICS

Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	4.7 Years

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Sit Investment Associates

Sit Minnesota Tax-Free Income Fund Historic NAV vs. 12-Month Distribution Rate

Sit MN Tax-Free Income Fund Historic NAV



Sit MN Tax-Free Income Fund 12-Month Distribution Rate



Source: Sit Investment Associates, Inc.

The 30-Day SEC Yield as of 3/31/19 was 2.60%

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

QUALITY - RATED	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Mar-19
AAA	19.6 %	17.0 %	9.8 %	8.2 %	6.8 %	7.7 %	7.1 %	5.9 %	4.6 %	6.5 %	4.4 %	4.6 %	10.3 %	5.3 %
AA	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2	28.1	28.4	29.3
A	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0	20.1	15.5	18.4
BBB	13.4	17.3	15.5	15.8	15.6	15.8	11.9	13.0	10.2	7.9	7.8	9.9	9.2	10.6
NON-RATED & OTHER	2.6	3.2	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7	5.8	6.0	5.6
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	4.1	3.8	3.3
TOTAL RATED	62.4 %	62.4 %	62.2 %	65.9 %	65.2 %	67.5 %	66.4 %	65.2 %	68.2 %	70.7 %	70.4 %	72.6 %	73.2 %	72.5 %
NON-RATED (SIT INTERNAL RATINGS)														
(AAA)	1.7 %	0.5 %	0.0 %	0.0 %	0.5 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %
(AA)	0.8	0.6	0.6	0.4	2.7	2.6	1.8	2.5	2.0	1.3	0.0	0.5	0.0	0.5
(A)	9.2	7.6	7.4	7.6	3.6	3.0	1.2	0.9	0.7	0.4	0.3	0.9	1.7	0.9
(BBB)	17.9	19.1	18.2	15.7	14.4	13.8	11.7	9.9	7.8	7.9	8.7	5.7	4.2	5.7
(BB)	8.0	9.8	11.6	10.4	13.6	13.1	18.9	21.5	21.3	19.7	20.6	20.3	20.9	20.4
(TOTAL NON-RATED)	37.6	37.6	37.8	34.1	34.8	32.5	33.6	34.8	31.8	29.3	29.6	27.4	26.8	27.5
TOTAL PORTFOLIO	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
AVERAGE RATING	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A2 / A	A2 / A	A3 / A-	A2 / A	A2/ A

PORTFOLIO COMPOSITION	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Mar-19
MULTI-FAMILY HOUSING	22.6 %	21.4 %	19.9 %	17.9 %	21.7 %	17.1 %	18.5 %	21.5 %	19.8 %	20.8 %	21.0 %	20.1 %	20.4 %	20.1 %
SINGLE FAMILY HOUSING	4.6	7.5	12.2	14.6	12.4	17.3	12.4	17.6	16.6	15.8	15.6	15.4	17.5	15.9
HOSPITAL	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2	16.8	16.1	16.3
INSURED	8.8	5.2	4.9	3.7	3.6	3.0	2.8	1.2	1.7	1.3	0.5	0.5	0.3	0.5
INSURED - G.O.	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1	0.1	0.2	0.1
OTHER REVENUE	8.6	9.7	9.4	9.5	10.2	10.2	9.1	8.5	7.1	6.7	5.7	5.2	4.9	5.2
IDR/PCR	5.7	2.7	3.6	2.7	2.5	2.1	1.3	1.2	0.3	0.2	0.2	0.6	0.5	0.5
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	4.1	3.8	4.2
ESC. TO MAT/PRE REF	6.6	4.2	0.3	2.2	0.0	0.0	0.3	1.5	0.9	3.3	2.0	3.6	3.5	3.3
EDUCATION	9.2	12.4	11.0	10.4	10.5	11.5	11.1	11.6	11.0	11.7	14.3	14.2	13.6	13.3
LEASES	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.2	4.5	4.8	7.0	6.7	5.4	6.0
GENERAL OBLIGATION	2.4	0.7	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0	3.5	7.3	6.5
PUBLIC FACILITIES	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5	0.2	0.2	0.2
UTILITIES	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8	4.8	3.7	4.5
TRANSPORTATION	0.0	0.0	0.5	1.6	2.2	2.0	2.9	3.4	1.6	1.4	1.0	0.9	0.3	0.8
SALES	0.0	0.0	0.0	0.3	1.0	0.9	0.7	1.4	2.2	2.8	2.5	2.0	1.3	1.5
MUTUAL FUNDS	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3	1.2	1.0	1.1
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (YRS)	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.5	15.3	15.2	16.5	15.7	16.2	15.9
WEIGHTED AVG CPN	5.4	5.3	5.3	5.1	5.2	5.2	4.6	4.9	4.5	4.5	4.7	4.5	4.5	4.4
DUR TO AVG LIFE (YRS)	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.1	4.7	4.8	5.8	4.2	4.8	4.7
IMPLIED DURATION (YRS)	4.8	5.4	6.2	7.0	7.8	7.1	6.4	6.8	6.4	6.9	6.6	4.9	5.6	5.9
30-DAY SEC YLD (%)	4.3	4.6	4.6	4.6	4.7	4.3	3.5	3.7	2.7	2.7	3.1	2.6	3.0	2.8
BARCLAYS 5-YR YLD TO WORST	3.7	3.4	3.4	2.2	2.3	1.5	1.2	1.7	1.5	1.5	2.1	1.9	2.2	1.8
AVG PRICE	102.9	98.5	84.3	97.1	95.3	100.9	104.2	99.7	103.5	103.9	102.0	104.8	101.6	101.0

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

V. Disclosures

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit Small Cap Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium and small-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit Global Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial accounting standards.

Sit Investment Associates

Disclosure Page

Risks specific to Sit Balanced Fund

The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit U.S. Government Securities Fund

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Sit MN Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to an single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Disclosure Page

Risks specific to Tax-Free Fund
Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Index Descriptions
The **S&P 500** is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. It is not possible to invest directly in an index.

The **Russell 2000 Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which consists of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of the small-cap growth segment of the U.S. equity universe, including those Russell 2000 companies with higher price-to-book rations and higher forecasted growth values. It is not possible to invest directly in an index.

The **Russell 2000® Value Index** is an unmanaged index that measures the performance of the small-cap growth segment of the U.S. equity universe, including those Russell 2000 companies with lower price-to-book rations and lower forecasted growth values. It is not possible to invest directly in an index.

The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Barclays Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar –denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

Sit Investment Associates

Disclosure Page

Index Descriptions

The **MSCI World Index** is an unmanaged free float-adjusted market capitalization Index that measures the equity market performance of 23 developed markets countries. It is not possible to invest directly in an index.

The **MSCI EAFE Index** is an unmanaged index that measures the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australia, and the Far East, excluding the U.S. and Canada. It is not possible to invest directly in an index.

The **Russell 1000 Growth Index** is an unmanaged index that measures the performance of the Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

The **Russell 1000 Value Index** is an unmanaged that measures the performance of the Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

The **Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of three to five years. The **Bloomberg Barclays Government Bond Index** measures the performance of securities of the U.S. Government, including public obligations of the U.S. Treasury of one year or more, and publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government. It is not possible to invest directly in an index.

Definition of Terms

Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta of less than 1 is less volatile.

Weighted average market cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Disclosure Page

Definition of Terms

Forward dividend yield is calculated by dividing each security's indicated annual dividends (IAD) by the security's current value. The IAD for a stock that pays dividends at a fixed frequency is computed by multiplying the most recent payment times the frequency. When a dividend frequency is unavailable, the IAD is calculated by totaling the dividends for the latest 12 months. The IAD is zero in the cases where dividend history is not available or when future dividend payments have been suspended. The Fund's forward dividend yield is the sum of each security's IAD multiplied by its weight in the Fund's portfolio, not the actual dividend yield of the Fund.

Return on Invested Capital (ROIC) is a measure of financial performance expressed as a percentage, and is used to assess the return that a company generates for investors who have provided capital, i.e. bondholders and stockholders. The general equation for ROIC is: (Net income - Dividends) dividend by (Debt + Equity).

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year.

Yield to Worst is the lower of either the yield to maturity or yield to call. It is the lowest possible yield an investor will receive without a default occurring.

Constant Prepayment Rate (CPR) measures the rate at which loans (mortgages for example) are paid back. For example, a 10% CPR means that 10% of the outstanding principal is expected to be paid back during the period. Higher prepayment rates mean the loan(s) is being paid back at a faster rate, and in times of declining interest rates this may lower an investor's total return as the returned principal may have to be reinvested in lower-yielding securities.